UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 25, 2013

SUPERINTENDECIA DEL MERCADO DE VALORES

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, we notify the following information:

Company: Cementos Pacasmayo S.A.A.
Meeting: Board of Directors Meeting
Date: 1/24/2013

The following agenda was discussed:

Pursuant to the powers delegated by the General Shareholders’ Meeting held on January 7, 2013, Cementos Pacmasyo’s Board of Directors, in a meeting held January 24, 2013, unanimously approved the following:

1.	Approval to issue bonds up to US$ 300,000,000 (Three hundred million and 00/100 US Dollars) under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the local and/or international markets, and register, if applicable, on the Stock Market’s Public Registry of the Peruvian Securities Superintendency (as a Public Offering exclusively for Institutional Investors) and in the Foreign Investment Instruments and Risk Management Registry of the Banking, Insurance and Pension Fund Administration Superintendency.

2.	Designate Mr. Humberto Reynaldo Nadal del Carpio, ID Card No. 07785454, Mr. Manuel Ferreyros Peña, ID Card No. 08230897, Mr. Jorge Javier Durand Planas, ID Card No. 08265963, and Mr. Juan Yamamoto Shishido, ID Card No. 10222027, permitting any of them, individually or jointly, to execute all paperwork and sign any public and/or private document necessary or convenient to formalize, implement, register and undertake the issuance of bonds mentioned within Agenda item #1, as described above.

Sincerely,

By:	/s/ Carlos Molinelli Mateo
Stock Market Representative
Cementos Pacasmayo S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

		By:	/s/ Carlos Jose Molinelli Mateo
		Name:	Carlos Jose Molinelli Mateo
		Title:	Stock Market Representative

Dated:	January 25, 2013